Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

For Immediate Release – Press Release

Contact:	Marissa Hermo Datek (201) 761-8768 mhermo@datek.com	Mike Dunn Datek (201) 761-8767 mdunn@datek.com

DATEK REPORTS 78,856 AVERAGE DAILY TRADES
FOR JULY 2002

Jersey City, NJ – August 6, 2002 — Datek Online Financial Services LLC, a subsidiary of Datek Online Holdings Corp., today reported trading statistics and account information for July 2002.

Month Ended:	July 31, 2002	June 30, 2002	July 31, 2001

Average trades per day	78,856	65,326	66,927

Funded accounts at month end	867,210	876,731	838,585	[1]

New funded accounts	15,524	11,407	11,686

The growth in new accounts during July 2002 was offset by attrition primarily resulting from the quarterly maintenance fee.

Investors are urged to read the joint proxy statement/prospectus included in the Arrow Stock Holding Corporation Registration Statement on Form S-4 (Registration No. 333-88632) concerning the merger of Ameritrade Holding Corporation and Datek Online Holdings Corp. filed with the Securities and Exchange Commission because it contains important information. Investors may obtain this document for free from the Commission’s Web site at www.sec.gov or from Ameritrade by contacting its investor relations department at 402-331-7856.

About Datek Online Financial Services LLC
 Located on the World Wide Web at www.datek.com, Datek was the first major firm in its industry to introduce a Web-based, direct-access2 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes3.

About Datek Online Holdings Corp.
 Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services.

1. Data has been conformed to current presentation standards.
2. All orders are routed through Datek Online Financial Services LLC.
3. Real-time quote privileges differ for professional users.

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